Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 10, 2010

Ms. Pamela A Long
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sterilite Solutions Inc.

Your Letter of September 3, 2010

Registration Statement on Form S-1

File No. 333-16707

Dear Ms. Long,

This correspondence is in response to your letter dated September 3, 2010 in reference to our filing of the Registration Statement on Form S-1/A filed on August 27, 2010 on behalf of Sterilite Solutions, Corp., your file number 333-16707.

Summary Financial Information, page 4

1.
It appears to us that both the Income Statement Data and Balance Sheet Data on page four should be dated as of or for the period ended June 30, 2010 and should be labeled “unaudited” based on amounts in your financial statements. It also appears to us that the amount of total assets is incorrect. Please revise.

Response:   We have verified and made the appropriate corrections.

Description of Business, page 26

Business of Issuer, page 27

2.
We note your response to comment six in our letter dated August 5, 2010. Since that disclosure included in the second paragraph on page 29 does not appear to represent management’s beliefs with respect to the characteristics of Sterilite Solutions™, but appears to be attributed to IET, pursuant to Rule 436 of Regulation C, please file IET’s consent as an exhibit to the registration statement. Otherwise, please revise the language to make it clear that the disclosure represents management’s beliefs based on your experience in the industry, if true.

Response:  We have received consent from Integrated Environmental Technologies, Ltd., and have included it as Exhibit 23.3.

Hard-Surface Disinfection Applications, page 30

3.
We note your response and revised disclosure in response to comment eight in our letter dated August 5, 2010; however, you have not addressed the second part of our prior comment. If the disclosure in this section as well as in the “Agricultural Applications” section represents solely the findings in the Catalyst report, you must file CFR’s consent as an exhibit to the registration statement. See Rule 436 of Regulation C. Please advise.

Response:  The information attributed from the Catalyst report is also information provided by IET, through their corporate filings and website.  Therefore we have removed reference to the Catalyst report dated March 22, 2010, as well as any further statements attributed to Catalyst.

The following was removed from “Hard Surface Disinfection Applications”

As described in the Catalyst Financial Resources, LLC report dated March 22, 2010

The following was removed from “Agricultural Applications”

As discussed in the Catalyst Financial Resources, LLC report dated March 22, 2010, ever increasing concerns relative to E. coli, salmonella, botulism, and other dangerous pathogens can be safely and effectively addressed through the use of Sterilite Solutions.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.
It appears to us, although not marked, that your accountants changed the date of their report to June 17, 2010; however, their consent continues to refer to a report dated June 8, 2010. Please have them correct this inconsistency.

Response:  We have made the appropriate change.

Balance Sheets, pages F-2 and G-1

5.
We note that the audited balance sheet as of April 30, 2010 presented on page F-2 is inconsistent with the audited balance sheet as of April 30. 2010 presented on page G-1. If the audited balance sheet on page F-2 is accurate, please correct G-1. If the audited balance sheet on page G-1 is accurate, please correct page F-2 and any related disclosures throughout your filing.

Response: We have verified and made the appropriate corrections.

Signatures

6.
We note that the registration statement is dated as of August 2, 2010; however, the filing was made on August 27, 2010. In accordance with Rule 471(b) of Regulation C, please ensure that the next pre-effective amendment is signed before or at the time of the filing.

Response:  Per the conversation with Ms.  Anagnosti, there seems to have been a discrepancy in the file, and the EDGAR version posted did not show this error.  Therefore she instructed Sterilite to disregard at this time.

Sincerely,

/s/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Sterilite Solutions Corp.